October 25, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sergio Chinos

          Jay Ingram

Re:	Solo Brands, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-260026)
Request for Acceleration of Effective Date

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between October 20, 2021 and the date hereof we effected the distribution of as many copies of the Company’s Preliminary Prospectus dated October 20, 2021 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on October 27, 2021, or as soon thereafter as practicable.

[Signatures follow]

Very truly yours,

BOFA SECURITIES, INC.
J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Michelle A.H. Allong
Name:	Michelle A.H. Allong
Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name:	Jaclyn Berkley
Title:	Authorized Signatory

JEFFERIES LLC

By:	/s/ Mike Bauer
Name:	Mike Bauer
Title:	Authorized Signatory

[Signature Page to Request for Acceleration of Effectiveness]